NewsRelease TC Energy provides results of Series 7 Shares conversion elections CALGARY, Alberta – April 23, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that 209,483 of its 24,000,000 fixed rate Cumulative Redeemable First Preferred Shares, Series 7 (Series 7 Shares) were deposited for conversion on April 30, 2024 on a one-for-one basis into floating rate Cumulative Redeemable First Preferred Shares, Series 8 (Series 8 Shares). As previously announced in our news release dated April 1, 2024, the conversions are subject to the conditions that: (i) if TC Energy determines that there would be less than one million Series 7 Shares outstanding after April 30, 2024, then all remaining Series 7 Shares will automatically be converted into Series 8 Shares on a one-for- one basis on April 30, 2024; and (ii) alternatively, if TC Energy determines that there would be less than one million Series 8 Shares outstanding after April 30, 2024, no Series 7 Shares will be converted into Series 8 Shares. As the total number of Series 7 Shares tendered for conversion did not meet the threshold set out above, no Series 7 Shares will be converted into Series 8 Shares on April 30, 2024. For more information on the terms of, and risks associated with an investment in the Series 7 Shares and the Series 8 Shares, please see the Corporation’s prospectus supplement dated Feb. 25, 2013, which is available on sedarplus.ca or on our website. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- EXHIBIT 99.1

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